December 19, 2019

Benjamin Atkins
Chief Financial Officer
NextDecade Corporation
1000 Louisiana Street
Suite 3900
Houston, TX 77002

       Re: NextDecade Corporation
           Registration Statement on Form S-3
           Filed December 12, 2019
           File No. 333-235476

Dear Mr. Atkins:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Sean Jones, Esq.